EXHIBIT 4.4

              1996 SHORT TERM INCENTIVE COMPENSATION BONUS PROGRAM,
                                   AS AMENDED


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              1996 SHORT TERM INCENTIVE COMPENSATION BONUS PROGRAM

            1. PURPOSES. The Purpose of this Incentive Compensation Bonus Program (the "Program") is to provide an incentive from time to time to certain key employees of Warrantech Corporation (the "Corporation") upon whom major responsibilities for the successful operation, administration and management of the Corporation rest and whose present and potential contributions are important to the continued success of the Corporation and to enable the Corporation to attract and retain in its employ highly qualified persons for the successful conduct of its business. The Corporation has typically paid bonuses and commissions to employees who have attained certain specified financial and sales goals. This Program reflects the Corporation's decision to provide employees with the option of accepting shares of the Corporation's Common Stock ("Common Stock") in lieu of cash for such bonuses and commissions earned.

            2. ADMINISTRATION OF PROGRAM. This Program will be administered by the compensation committee of the Board of Directors (the "Committee") of the Corporation. The Committee is authorized to interpret the Plan and may from time to time adopt such rules and regulations for carrying out the Program as it may deem best. Decisions of the Committee shall be final, conclusive and binding upon all parties, including the Corporation and the participants.

            3. PARTICIPANTS. Participants in the Program shall be limited to full time employees of the Corporation and its subsidiaries.

            4. ELIGIBILITY FOR PARTICIPATION AND CALCULATION OF BONUS AMOUNT. Eligible Employees from time to time shall be entitled to participate in the Program with respect to a particular fiscal year of the Corporation based on the attainment of certain specified operations and financial goals as established in such fiscal year's budget.


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                  Each fiscal year's gross operating income and net sales
revenue goals will be communicated to Employee in writing at the beginning of each fiscal year. Targets for operating income and net sales revenue will be established for each fiscal year.

                  Employee will receive a percentage of his/her base salary dependent on the attainment of the fiscal year goals. If the Corporation achieves 100% of its target goals, Employee will receive 100% of his/her targeted bonus. For every 1% the Corporation exceeds its target goal, either in operating income or sales revenue, Employee shall be entitled to an additional 1% of his/her targeted bonus, over and above the 100% targeted bonus Employee received for meeting the target goals.

            5. DISTRIBUTIONS. Distributions and calculations of the amount of awards shall be made annually as soon as practicable following the end of the fiscal year. In determining distributions under the Program, the Corporation shall rely upon the Corporation's financial statements as prepared by the Corporation's Independent Certified Public Accountants, which financial statements shall be prepared in a manner consistent with generally accepted accounting principles.

            Management shall have the discretion to offer employees who are entitled to cash bonuses described in this Program, as well as employees who are entitled to receive compensation from the Corporation in the form of commissions, Common Stock in lieu of cash. If management elects to offer Common Stock in lieu of cash bonuses or commissions, employees may elect to receive distributions in cash or in common stock. Management may value such Common Stock for distribution purposes at a discount of up to 50% (to be determined at management's discretion) from the fair market value thereof on the date of notification of the Employee of the amount of his or her bonus or the date on which the commissions were earned. "Fair market


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value," for purposes of this Program, shall mean the closing price for the
Corporation's common stock as reported in the Wall Street Journal for such date of notification. A maximum of 200,000 shares of Common Stock shall be available for issuance in connection with the Program.

            6. AMENDMENT OF PROGRAM. The Board may amend this Program from time to time as it deems desirable.

            7. TERMINATION OF THE PROGRAM. This Program shall terminate five (5) years from the Effective Date as set forth below. The Board may, in its discretion, terminate this Program at any time prior to such date.

            8. EFFECTIVE DATE. Upon adoption by the Board, this Program became effective as of April 1, 1995 and distributions hereunder may be awarded at any time on or after March 31, 1996, in accordance with the terms hereof.


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                               AMENDMENT NO. 1 TO
                             WARRANTECH CORPORATION
              1996 SHORT TERM INCENTIVE COMPENSATION BONUS PROGRAM

      The Warrantech Corporation 1996 Short Term Incentive Compensation Bonus Program (the "Bonus Program") is hereby amended as follows:

      1. Section 7 of the Bonus Program is amended to read as follows:

            "7. This Program shall terminate on March 31, 2005. The Board may, in its discretion, terminate this Program at any time prior to such date."

      2. Except as expressly amended, the provisions of the Bonus Program shall remain in full force and effect.

      3. This Amendment shall be effective immediately upon approval by the Company's Board of Directors.

                                               Adopted by the Board of Directors
                                               June 26, 2001


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